EXHIBIT 99.1

Addex Strategic Partner Completes Enrollment in ADX71149 Epilepsy Phase 2 Study Part 1

    Data to be reviewed by independent interim review committee (IRC) to keep study blinded

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, February 6, 2023 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today announced that enrollment into Part 1 of the Phase 2 clinical study of ADX71149 (JNJ-40411813) for the treatment of epilepsy has been completed. ADX71149 is a selective metabotropic glutamate type 2 (mGlu2) receptor positive allosteric modulator (PAM). The trial is being conducted by Janssen Pharmaceuticals, Inc., part of the Janssen Pharmaceutical Companies of Johnson & Johnson. Data from Part 1 will now be evaluated by an independent interim review committee (IRC) to ensure the study remains blinded. Based on the outcome of this review and recommendations from the IRC, Janssen will evaluate next steps for the program.

“The Phase 2 study evaluating ADX71149 in epilepsy continues to make progress and we are pleased our collaboration partner has completed enrollment into Part 1 of the study,” said Tim Dyer, CEO of Addex. “We look forward to the outcome of the IRC review and the next steps for the program which are expected around the end of Q1 2023.”

The multi-center Phase 2 study is designed to assess the efficacy, safety, tolerability and pharmacokinetics of adjunctive ADX71149 administration in epilepsy patients with focal onset seizures with suboptimal response to levetiracetam. The primary objective of the study is to evaluate the efficacy of ADX71149 in combination with levetiracetam using a time to seizure event endpoint. Part 1 of the study evaluated the acute efficacy of ADX71149 over 4 weeks. Patients who do not reach or exceed their monthly baseline seizure count in Part 1 will have the opportunity to continue double-blind treatment during Part 2, deemed the maintenance efficacy phase (8 weeks). Patients who complete Part 1 are eligible to enter the open-label extension period.

Glutamate mGlu2 Receptors and Epilepsy

Glutamate is the primary excitatory neurotransmitter in the brain and plays a key role in the initiation and spread of seizures. When activated, the mGlu2 receptor is believed to decrease the release of glutamate and consequently help to maintain neurotransmitter balance. In the presence of agonist-induced activation, positive allosteric modulation of mGlu2 receptors could result in the normalization of the excessive glutamate release seen during a seizure. There is still an urgent need for more effective treatments for epilepsy, with improved tolerability and safety. ADX71149 was described in the Eilat 15 conference summary review as a promising novel approach currently in development (Bialer et al., 2020. Epilepsia). Proof of concept data with ADX71149 and other mGlu2 PAMs in animal models of epilepsy have been published in peer-reviewed journals (Metcalf et al., 2017 and 2018. Epilepsia).

About the Collaboration:

Under the research collaboration and license agreement, Addex granted Janssen Pharmaceuticals, Inc. an exclusive worldwide license to develop and commercialize mGlu2 PAM compounds. Addex is eligible for up to a total of €109 million in success-based development and regulatory milestone payments. In addition, Addex is eligible for low double-digit royalties on net sales of compounds developed under the agreement.

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available, small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional, non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Addex's second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in a range of indications. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates, with a focus on substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes development of a range of GABAB PAMs for CMT1A, chronic cough and several types of pain, mGlu7 NAM for stress related disorders, mGlu2 NAM for mild neurocognitive disorders and depression, M4 PAM for schizophrenia and other forms of psychosis, as well as mGlu4 PAM and mGlu3 PAM. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including the ability to discover molecules as part of the Indivior collaboration, the progress of clinical trials and preclinical studies, including the timing of data read-outs from the ADX71149 epilepsy study, and our intended strategic direction. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, such as receipt of ongoing research payments and timing of the collaboration conclusion, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 10, 2022, the prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.